Exhibit 99.1

Molecular Data Receives De-Listing Notice from NASDAQ

Shanghai, China, May 27, 2022 – Molecular Data, Inc. (“Molecular Data” or the “Company”) (NASDAQ: MKD), a technology-driven platform in China, announced today that on May 25, 2021, it had received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that its minimum closing bid price per share for its ordinary shares had fallen below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). On November 29, 2021, the Company was provided with an additional 180 calendar day compliance period, or until May 23, 2022, to demonstrate compliance.

On May 24, 2022, the Company received notice from Nasdaq that it has not regained compliance with Listing Rule 5550(a)(2) and that its American Depository Shares (“ADS”) would be delisted from the Capital Markets and a Form 25- NSE filed with the Securities and Exchange Commission (the “SEC”) to remove the Company’s securities from listing and registration on The Nasdaq Stock Market unless the Company requests a hearing for an appeal.

On May 26, 2022, the Company submitted a hearing request to a Hearings Panel (the “Panel”) for an appeal pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The hearing request will stay the suspension and delisting action pending the issuance of a written Panel decision.

About Molecular Data, Inc.

Molecular Data Inc. is a technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data WeChat account, Chemical Community APP and other ancillary platforms.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com